

S. Mason Dambrot · 3rd

Transdisciplinary Researcher | Theorist

New York City Metropolitan Area ·

Contact info

500+ connections

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Self-employed

City University of New York | Graduate Center

Experience

Transdisciplinary Researcher | Theorist

Self-employed

2006 – Present · 15 yrs

New York City

Senior Technical Author

IEEE; AGI Society; BMI Consortium; Transinopia

1985 – Present · 36 yrs

New York, New York






Research Fellow

Brain Machine Interface Consortium

Jul 2016 – Present · 5 yrs 3 mos

Research Fellow

Artificial General Intelligence Society

Jul 2016 – Present · 5 yrs 3 mos


AGI Society

Author

Transpolitica

Mar 2015 – Present · 6 yrs 7 mos

Of Mind and Money: Post-scarcity economics and human nature (Chapter 6 in Envisioning Politics 2.0, Amazon eBook, Published June 2015, http://bit.ly/TheZeitgeistofChange)

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The Zeitgeist of Change


Of Mind and Money: Post-Scarcity...

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Education

City University of New York | Graduate Center

Graduate Studies, Interdisciplinary Science Studies

Polytechnic Institute of New York University

Graduate Studies, Technology Forecasting


The University of Connecticut



Bachelors, Physiological Psychology

Neuroscience, Cognitive Psychology, Artificial Intelligence, Neural Networks, Linguistics, Complexity, Epistemology

Volunteer experience



Steering Committee, Symbiotic Autonomous Systems; Executive Committee, SmartAg; Co-Chair, TTM 2018
IEEE
2016 – Present · 5 yrs
Science and Technology

Additional IEEE Memberships: Systems, Man, and Cybernetics Society; Engineering in Medicine and Biology Society; Education Society; Social Implications of Technology Society; Standards Association; Neuro technologies for Brain-Machine Interfacing Standards Association Industry Connection; Symbiotic Autonomous Systems Future Directions Initiative; Food Engineering Technical Activities Board Initiative; Brain Community; Life Sciences Community; Digital Senses Community; Internet of Things Community; e-Government Computer Society; Technical Community; Nanotechnology Council; Biometrics Council; Sensors Council; RFID Council

Skills & endorsements

Social Media · 28

Marek Piotrowski and 27 connections have given endorsements for this skill

Blogging · 27

Marek Piotrowski and 26 connections have given endorsements for this skill

Editing · 24

Marek Piotrowski and 23 connections have given endorsements for this skill

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Recommendations

Received (5)   Given (6)



Qingzhu Yin

Professor at University of California at Davis

December 20, 2012, Qingzhu worked with S. Mason but at different companies

It has been a pleasure to work with Stuart. in the past I have dealt with many science writers reporting various papers of mine. I have to say that he is the most serious, dedicated, and - most importantly – produces the most accurate scientific reporting I have encountered thus far. His approach ... **See more**



Stephen Pieraldi

Cyber Security Architect at HP

July 12, 2005, S. Mason worked with Stephen in the same group

Stuart and I have worked on many projects that always exceed customer requirements. He is detail oriented and able to convert complex business requirements into a common and understandable language. His keen understanding of technology is an asset in any endeavor as it allows h... **See more**

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Accomplishments

4 **Publications** ⌄

Enplants: Genomically engineered neural tissue with neuroprosthetic and communications functionality • Exocortical Cognition: Heads in the Cloud | A transdisciplinary framework for augmenting human high-level cognitive processes • Medical Xpress • Phys.org

3 **Courses** ⌄

Anthropology of Science • Evolution of Meaning • Technology Forecasting

1 **Organization** ⌄

AAAS, New York Academy of Sciences, Center for Inquiry, Humanity+, Lifeboat Foundation

1 **Project** ⌄

Critical Thought | TV

Interests

 **Speakers and Panelists**
13,868 members

 **National Inventors Hall c**
2,973 followers

 **Santa Fe Institute**
15,564 followers

 **BBC News**
7,837,659 followers

 **Scenario Planning & Fut**
9,487 members

The Psychology Networ
272,900 members

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